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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                     REGISTRATION NO. 333-108057


                       Commonwealth Income & Growth Fund V
                         Supplement Dated March 24, 2005
                      To Prospectus Dated February 7, 2005


         This Supplement is part of, and should be read in conjunction with, the Prospectus dated February 7, 2005.

                       SUPPLEMENT FOR MINNESOTA INVESTORS

         Although this partnership uses the word "Growth" in its title, the assets to be acquired by the partnership will not appreciate in value and will in fact lose value rapidly after acquisition. By using the term "Growth," the sponsor of this partnership means that the sponsor will purchase additional equipment with money that otherwise could be distributed to investors as a return on their investment.